DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2240

April 27, 2011 VIA EDGAR

Ms. Sonia G. Barros

Special Counsel

Securities & Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc.

Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 to Form S-11

Filed April 27, 2011

File No. 333-156633

Dear Ms. Barros:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), please find attached a courtesy copy of the above-referenced filing. The Company is filing this Pre-Effective Amendment No. 1 primarily for two reasons: (a) to respond to the Staff’s oral comment reiterating its desire for the Company to include disclosure on capitalization rates for recent property acquisitions, including a clear description of how such capitalization rates were calculated and (b) to revise the prior performance supplement and Table VI of Part II of its registration statement.

The revised Supplement No. 2 contains, on page 3 of the clean EDGAR version, the capitalization rate disclosure requested by the Staff.

The revised Supplement No. 1, which contains prior performance information, omits from the prior performance tables the detailed financial information regarding the private KBS-sponsored funds and contains related changes. The revised Table VI contains corresponding changes. Pursuant to a letter filed via EDGAR on April 8, 2011, the Company and the other KBS-sponsored REITs conducting public offerings had requested an exception from the “public track record” definition of Industry Guide 5 such that the KBS-sponsors would be deemed to have a public track record. Based on Carrie Hartley’s conversation with Ms. Martin on April 20, 2011, we understand that the Staff has granted this exception from the “public track record” definition to the KBS-sponsors.

Finally, the Company has made a few other changes to the filing to update information and to make the changes discussed in the Company’s April 20, 2011 response letter to the Staff. Included herein is a marked copy that shows the changes made in Pre-Effective Amendment No. 1, as well as a clean version of Pre-Effective Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh